Exhibit 99.6

STATE OF MINNESOTA		DISTRICT COURT

COUNTY OF HENNEPIN		FOURTH JUDICIAL DISTRICT

CASE TYPE: OTHER CIVIL
John E. Silliman,	:
	:	Case No.
Plaintiff,	:
:
v.	:
	:	COMPLAINT AND DEMAND FOR
Jeff L. O’Dell, Michael W. Wright, Linda Whitman, James A. Bernards, Roger E. Gower, and August Technology Corp.,	: : :	JURY TRIAL
:
Defendants.	:

CLASS ACTION COMPLAINT

Plaintiff, by the undersigned attorneys, makes the following allegations upon information and belief, except as to those allegations specifically pertaining to plaintiff or which are predicated upon, inter alia, a review of public filings made with the Securities and Exchange Commission (“SEC”), press releases and reports, and an investigation undertaken by plaintiff’s counsel.

NATURE OF THE ACTION

1. This is a shareholder class action on behalf of the public stockholders of August Technology Corp. (“August” or the “Company”) against the directors of August to enjoin certain actions of the defendants which will, unless enjoined by the Court, thwart any unsolicited acquisition proposal for the Company, including two existing premium takeover offers for the Company by Rudolph Technologies, Inc. (“Rudolph”) and KLA Tencor Corp. (“KLA”). Plaintiff contends that August’s directors have breached their fiduciary duties owed to the Company’s shareholders by, among other things: (1) failing to maximize shareholder value in connection with the proposed merger (the “Merger”) of August with Nanometrics Incorporated (“Nanometrics”); (2) erecting barriers designed to protect the Merger from competing third-party bids, including the offers from Rudolph and KLA; and (3) failing to adequately consider all premium offers for the Company, including the offers from Rudolph and KLA.

2. The actions of the defendants complained of herein have the sole or primary purpose of entrenching the defendants in office. The defendants’ actions have the effect of fundamentally limiting the ability of plaintiff and the other public shareholders of the Company to receive unsolicited takeover proposals, to associate with one another and to oppose incumbent management or affect corporate policy through the proxy process or other exercise of the shareholder franchise.

THE PARTIES

3. Plaintiff, John E. Silliman (“plaintiff”) is the owner of August common stock and has been the owner of such common stock continuously since prior to the wrongs complained of herein.

4. Defendant August is a Minnesota corporation which maintains executive offices at 4900 West 78th Street, Bloomington, Minnesota. August is engaged in the research, design, development, manufacture, marketing, sales, distribution and service of automated defect detection and review systems used in the manufacture of microelectronic devices including semiconductor devices, as well as emerging microelectronic device markets.

5. Defendant Jeff O’Dell (“O’Dell”) co-founded the Company in 1992 and has served as its Chief Executive Officer since 1992 and Chairman of the Board since 1994, and also served as its President from 1992 to 2001.

6. Defendants Michael W. Wright, Linda Whitman, James A. Bernards, and Roger E. Gower are and at all relevant times have been directors of August.

7. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of August, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

CLASS ACTION ALLEGATIONS

8. Plaintiff brings this action on his own behalf and as a class action, pursuant to Minn. Dist. Ct. Gen. Rules 23.01 and 23.02 , on behalf all shareholders of August common stock, or their successors in interest, who are being and will be harmed by defendants’ conduct described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

9. This action is properly maintainable as a class action.

10. The Class is so numerous that joinder of all members is impracticable. As of February 2, 2005, there were approximately 16.8 million shares of August common stock outstanding and in the public float.

11. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a)	whether defendants have taken reasonable steps designed to maximize shareholder value;

(b)	whether defendants are improperly favoring their own interests to the detriment of the Company’s public stockholders; and

(c)	whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

12. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

13. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

14. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

The August-Nanometrics Merger

15. On or about January 21, 2005, August and Nanometrics jointly announced that they have entered into a merger agreement (the “Merger Agreement”) pursuant to which Nanometrics will reincorporate in Delaware (the “Reincorporation”), each share of Nanometrics common stock will be exchanged for one share of Nanometrics Delaware (a subsidiary of Nanometrics formed in connection with the Reincorporation) and each share of August common stock will be exchanged for 0.6401 of a share of Nanometrics Delaware (the “Merger”).

16. The board of directors of the combined entity, which will be called August Nanometrics, Inc., will consist of seven directors – three selected from the Nanometrics board, three selected from the August board, including defendant O’Dell. O’Dell will also remain as a principle executive of the combined company.

17. Currently, the August board of directors is staggered, consisting of three classes of directors elected tri-annually. The Company’s staggered board provides no opportunity to replace a majority of directors at any single annual meeting of shareholders and effectively eliminates any serious challenge to the defendants.

18. Based on the closing price of Nanometrics common stock on the day before the announcement, the Merger valued August common stock at $8.01 per share. August common stock has lost more than 11 percent of its value since the announcement of the Merger.

19. Despite the fact that both Rudolph and KLA had expressed interest in the Company prior to the Company’s entering into the Merger Agreement, the defendants agreed to provisions in the Merger Agreement which unlawfully deter and/or prohibit August and its shareholders from considering premium offers for the Company. Specifically, the Merger Agreement provides that August (realistically a successful third party bidder) will have to pay Nanometrics an $8.3 million “termination fee” if August determines to pursue a potentially superior offer. Such an amount is wholly disproportional and unreasonable. Moreover, the Merger Agreement, as discussed below, unreasonably prevents third parties from making premium offers for the Company.

The Rudolph Offer

20. On January 27, 2005, Rudolph made a cash and stock merger offer to enter into a merger agreement with August (the “Rudolph Offer”). Pursuant to the terms of the Rudolph Offer, each August shareholder will receive the value of $2.16 per share in cash and 0.4995 of a share of

Rudolph common stock. Included in the Rudolph Offer is an option for each August shareholder to elect to receive all cash, all stock or a combination of cash and stock subject to pro ration based on the total cash consideration of $40 million.

21. On the day it was announced, the Rudolph Offer represented an aggregate purchase price for August of over $190 million or $10.50 per share.

22. Tellingly absent from the announcement of the Rudolph Offer was any indication that the officers and/or directors of August would retain their current positions with the combined company, as is the case with the Merger.

23. Pursuant to Section 7.2(b) of the Merger Agreement, August requested that Rudolph enter into a confidentiality agreement prior to engaging in discussions. Although Rudolph already had an existing confidentiality agreement in place prepared by August and dated November 11, 2002, Rudolph agreed to enter into an additional agreement provided by August.

24. On February 2, 2005, Rudolph announced that they had signed and sent to defendant O’Dell the new confidentiality agreement, but for provisions that would prevent them from further enhancing our offer or continuing communications with shareholders of both August and Rudolph.

25. As of February 7, 2005, August refused to enter into discussions with Rudolph without a signed confidentiality agreement which includes those limitations.

26. Clearly, Rudolph’s refusal to agree to terms which would prevent them from enhancing their offer shows their willingness to at least consider offering even greater consideration to August’s shareholders in the proposed transaction. To prevent them from doing do is unfair and in breach of the fiduciary duties owed by the defendants to August’s shareholders.

27. These restrictions have the effect of fundamentally limiting the ability of plaintiff and the other public shareholders of the Company to receive unsolicited takeover proposals, to associate with one another and to oppose incumbent management or affect corporate policy through the proxy process or other exercise of the shareholder franchise.

The KLA Offer

28. On February 9, 2005, KLA offered to buy August for $11.50 per share in cash (the “KLA Offer”). Although KLA stated that it expects to fund the transaction from its existing cash balance, and the merger would not have a financing condition, KLA also stated in its letter to the August board, “We would also be willing to consider using stock as consideration if that would be attractive to you.”

29. The KLA Offer represents a 34% premium over the value of the consideration offered in the Merger and a 13% premium over the Rudolph Offer.

30. KLA reported that it privately made previous offers to August in December and January, before the announcement of the Merger.

31. On February 11, 2005, August announced that its Board of Directors has reviewed the KLA Offer and already concluded that the proposed merger with Nanometrics provides greater opportunity for August shareholders than a cash or stock offer at $11.50 per share and therefore reaffirmed its commitment to the proposed transaction with Nanometrics.

32. “August Technology’s Board of Directors has not changed or modified its recommendation with respect to the Nanometrics merger and the Nanometrics merger agreement remains in effect,” said defendant O’Dell.

33. The Board further concluded that while it had no interest in considering KLA’s cash offer, it would consider an alternative of a transaction in which the consideration to August shareholders would consist of KLA stock. August indicated that it would request that KLA enter into the same confidentiality agreement presented to Rudolph before having any further discussions.

COUNT I

Breach of Fiduciary Duty

34. Plaintiff repeats and realleges the paragraphs above as if fully set forth herein.

35. By virtue of their positions as directors of August, the Individual Defendants owe duties to the Company and its stockholders. These duties include, but are not limited to, the obligation to consider and fully evaluate all offers for August, the obligation to exercise due care in conducting the affairs of August, the obligation not to put self-interest and personal or other consideration ahead of the interests of August’ stockholders, and the obligation not to take unreasonable defensive measures that are disproportionate to any perceived threat posed to August.

36. Defendants, acting in concert, have violated their fiduciary duties owed to the public shareholders of August by putting their own personal interests ahead of the interests of the August public shareholders and are using their control positions as officers and directors of August for the purpose of retaining their positions and perquisites as Board members at the expense of August’s public shareholders.

37. The Individual Defendants are engaged in a course of conduct which evinces their failure to: (a) evaluate the benefits to the Company’s shareholders of the Rudolph offer with requisite due care and diligence; (b) undertake an adequate evaluation of August’s worth as a potential acquisition candidate; (c) take adequate steps to enhance August’s value and/or attractiveness as an acquisition candidate; (d) effectively expose August to the marketplace in an effort to create an open auction for August; or (e) act independently so that the interests of public shareholders would be protected. Instead, defendants have sought to chill or block any potential offers for August.

38. The defendants owe fundamental fiduciary obligations under the present circumstances to take all necessary and appropriate steps to explore in good faith the Rudolph offer and obtain all material information available relating to that offer. In addition, the defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or implement other mechanisms to assure that the highest possible price is achieved. Further, the directors of the Company must adequately ensure that no conflict of interest exists between defendants’ own interests and their fiduciary obligations to act in the shareholders’ best interests or, if such conflicts exist, to ensure that they will be resolved in the best interests of the Company’s public stockholders.

39. Because of the directors’ self-interest and lack of independence, the directors’ actions in approving and recommending the Merger Agreement are not protected by the business judgment rule. The directors have breached their duties of care, loyalty and disclosure and cannot demonstrate the entire fairness of the proposed transactions.

40. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in Coachmen.

41. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other August public stockholders.

42. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class will be prevented from obtaining appropriate consideration for their shares of August’s common stock.

43. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and prevent the Class from receiving its fair share of August’s valuable assets and businesses.

44. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

1.	Declaring that this action is properly maintainable as a class action;

2.	Enjoining defendants from consummating the Merger, or a business combination with any third party, unless and until the Company adopts and implements a procedure or process designed to maximize shareholder value;

3.	Directing the Individual Defendants to exercise their duty of care by giving due consideration to any proposed business combination that would maximize the Company’s shareholder value;

4.	Directing the Individual Defendants to adequately ensure that no conflicts of interest exist between the Individual Defendants and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of August’s public stockholders;

5.	Striking the unlawful provisions of the Merger Agreement;

6.	Awarding plaintiff and the Class appropriate damages;

7.	Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts, fees;

8.	Granting such other and further relief as this Court may deem just and proper.

DATED: February 14, 2005

ZIMMERMAN REED, P.L.L.P.

/s/ Timothy J. Becker
ZIMMERMAN REED, P.L.L.P. Timothy J. Becker - # 256663 Carolyn G. Anderson - # 275712 651 Nicollet Mall, Suite 501 Minneapolis, Minnesota 55402 (612) 341-0400 (Telephone) (612) 341-0844 (Facsimile)

Of Counsel:

THE WEISER LAW FIRM, P.C.

Patricia C. Weiser

Robert B. Weiser

121 N. Wayne Avenue, Suite 100

Wayne, PA 19087

(610) 225-2677

ACKNOWLEDGMENT

Plaintiffs acknowledge that sanctions may be imposed pursuant to Minn. Stat. § 549.211.

DATED: February 14, 2005	ZIMMERMAN REED, P.L.L.P.

	By	/s/ Timothy J. Becker
Timothy J. Becker - # 256663